FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2005

Commission File Number: 333-110455

CTRIP.COM INTERNATIONAL, LTD.

3F, Building 63-64

No. 421 Hong Cao Road

Shanghai 200233, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

CTRIP.COM INTERNATIONAL, LTD.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ James Jianzhang Liang
Name:	James Jianzhang Liang
Title:	Chairman and Chief Executive Officer

Date: October 31, 2005

Exhibit 99.1

CTRIP APPOINTS NEW CHIEF FINANCIAL OFFICER

Shanghai, China, 31 October 2005, Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading consolidator of hotel accommodations and airline tickets in China, announced the appointment of Ms. Jane Jie Sun as Ctrip’s new Chief Financial Officer. Ms. Sun will officially join Ctrip in December 2005.

Ms. Sun has extensive experience in SEC reporting, finance and accounting. She has worked with Applied Materials, Inc. since 1997. Ms. Sun currently serves as the head of the SEC and External Reporting Division of Applied Materials, Inc. Prior to joining Applied Materials, Inc., Ms. Sun worked with KPMG LLP as an audit manager in Silicon Valley, California for five years.

Ms. Sun is a member of American Institute of Certified Public Accountants and a member of State of California Certified Public Accountant. Ms. Sun received her Bachelor’s Degree from the Business School of University of Florida with High Honors. She also attended the undergraduate program at the Beijing University Law School.

“We are pleased to welcome an executive of Ms. Sun’s caliber to join our senior management team. We believe Ms. Sun’s extensive experience and achievement in the area of financial reporting and internal controls will be valuable to Ctrip and will further bolster Ctrip’s strong financial management track record.” said James Liang, Chairman and Chief Executive Officer of Ctrip.

Alfred Min Fan, Ctrip’s Chief Operating Officer will serve as the acting Chief Financial Officer until Ms. Sun officially joins Ctrip.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Ctrip’s limited operating history, declines or disruptions in the travel industry, the recurrence of SARS or other contagious disease, Ctrip’s reliance on the relationships with hotel suppliers and airline ticket suppliers, fluctuations in quarterly operating results, failure of competing against new and exist competitors, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-

F, and its registration statements on Form F-1 and F-2, as amended. Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading consolidator of hotel accommodations and airline tickets in China. Ctrip aggregates information on hotels and flights and enable customers to make informed and cost-effective hotel and flight bookings. Ctrip targets primarily business and leisure travelers in China who do not travel in group. These travelers form a traditionally under-served yet fast-growing segment of the China travel industry. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

FOR FURTHER INFORMATION

Yin Yin

Ctrip.com International, Ltd.

Tel: (+852) 2169-0915

Email: yinyin@ctrip.com